December 7, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola, Esq.

Re:	AFS SenSub Corp.
Amendment No. 2 to Registration Statement on Form SF-3
Filed September 14, 2015
File No. 333-206924 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (the “Registrant”) and in response to the letter (the “Comment Letter”), dated November 16, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission to Daniel E. Berce, we submit Amendment No. 2 to the above-referenced Registration Statement on Form SF-3 (“Amendment No. 2”). This submission is marked to show changes from Amendment No. 1 to the Registration Statement on Form SF-3 that was filed on November 3, 2015.

The numbered paragraphs below set forth the Staff’s comments from the Comment Letter in italicized text followed by the Registrant’s responses. The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of the exhibits to Amendment No. 1, copies of which are being provided to you, via courier.

General

Asset Representations Review Procedures, page 108

1. We note your response to our prior comment 8 and reissue in part. Your new disclosure on page 109 states that the depositor or sponsor, as applicable, is only obligated to repurchase the affected automobile loan contract if the interests of the noteholders are materially and adversely affected by the breach. Please revise your disclosure to state which party is responsible f or determining whether the interests of the noteholders are materially and adversely affected by the breach.

We have revised the disclosure on page 109 to clarify that any party that requests that a loan be repurchased due to a breach of a representation or warranty must first make its own determination that the related breach had a material and adverse effect on the noteholders. We have also clarified that the party that is requested to repurchase the affected loan (i.e., the depositor or the sponsor) may disagree that there is any breach of the related representation or warranty or that the related breach had a material and adverse effect on the noteholders. If this occurs, the parties will have to resolve the disagreement between themselves or may ultimately resort to the dispute resolution provisions set forth in the transaction documents.

Folake Ayoola, Esq.

December 7, 2015

2. We also note that you removed noteholders from the list of parties who may make a repurchase demand based on a breached representation and warranty. It appears that the only way noteholders may make a repurchase demand now is if “the holders of notes representing [five] percent or more of the note principal balance of the [most senior class of] notes then Outstanding notify the trust collateral agent that they have determined that such a representation or warranty was breached, then the trust collateral agent will deliver the related demand to the depositor or the sponsor, as applicable, on behalf of those noteholders.” Because investors should be able to utilize the shelf dispute resolution provision, please revise to provide that investors are able to make a repurchase request. In addition, it is not clear from the disclosure in the prospectus whether you are limiting the dispute resolution provision to only a noteholder (or noteholders) that hold a specified percentage of the securities. If this is what you intend, please tell us why it is appropriate to impose these requirements on the requesting party. Refer to Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release.

We have revised the disclosure on page 109 to clarify that the ability to make a demand for a repurchase due to a breach of a representation or warranty and the ability to refer any unresolved demand for repurchase to the dispute resolution process can be exercised directly by any individual noteholder. We have further revised this disclosure to clarify that, as an alternative to the foregoing individual exercise of these powers by noteholders, the holders of notes representing at least a specified percentage of the note principal balance of certain notes may direct the trust collateral agent to take these actions on their behalf.

Dispute Resolution for Repurchase Request, page 109

3. We note your disclosure that, “if any automobile loan contract that is subject to a repurchase request… and the related report delivered by the asset representations reviewer indicates that no tests were failed with respect to that automobile loan contract, the repurchase request for that automobile loan contract will be deemed to have been resolved.” This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.”). Please revise accordingly.

We have revised the disclosure on page 109 to remove the language that you noted in your comment.

Exhibit 99.36, Certification

4. In your next amendment, please file the depositor certification as Exhibit 36.1. Refer to Item 601(b)(36) of Regulation S-K.

As instructed, we have filed the Form of Certification by the Depositor’s Chief Executive Officer as Exhibit 36.1 to this filing.

Folake Ayoola, Esq.

December 7, 2015

Exhibits

Form of Indenture (filed with SF-3 on September 14, 2015)

Article VII – Noteholders’ Communications and Reports – Section 7.2 Preservation of Information; Communications to Noteholders

5. We note your response to prior comments 4 and 6. Please make corresponding changes to the Form of Indenture. Please also amend the Form of Indenture as well as all other exhibits, as needed, so that they are consistent with the disclosure in the registration statement and confirm that you have made all necessary changes.

We confirm that the forms of documents that are attached as Exhibits to this filing all have been updated from those that were filed with the initial filing so that their operative provisions are consistent with the disclosure in the included Form of Prospectus.

Sincerely,

/s/ Frank E. Brown III

Frank E. Brown III, Esq. Senior Vice President, Corporate Counsel and Secretary

cc:	Daniel E. Berce
Doug	Johnson, Esq.
John	P. Keiserman, Esq.

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